April 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Kindelan

Christine Dietz

Re: Nutanix, Inc.

Form 8-K furnished on February 26, 2025

Response dated April 3, 2025

File No. 001-37883

Dear Ms. Kindelan and Ms. Dietz:

We are writing to respond to the comments raised in the letter to Nutanix, Inc. (the “Company”), dated April 8, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 8-K furnished on February 26, 2025. For ease of reference in this letter, the Staff’s comment appears in bold directly above the Company’s response.

Form 8-K furnished on February 26, 2025

Exhibit 99.1, page 7

1.
We note your response to prior comment 3 and it remains unclear to us how your non-GAAP tax rate is commensurate with your non-GAAP measure of profitability. In this regard, we note that the non-GAAP tax rate was only 5% for the six months ended January 31, 2025 and only 6% for the fiscal year ended July 31, 2024. Please explain how you determined your non-GAAP tax rate and how you concluded that it was commensurate with your non-GAAP measure of profitability. Refer to Question 102.11 of the Non-GAAP C&DIs.

Response:

The Company respectfully acknowledges the Staff’s comment. Historically, the Company has calculated the non-GAAP effective tax rate in each of the periods presented by taking into account the sizable U.S. net operating loss carryforwards and tax credit carryforwards. The Company had approximately $2.4 billion of U.S. federal net operating loss carryforwards and $177.1 million of U.S. federal research tax credit carryforwards as of July 31, 2024. As such, the Company had adequate prior year tax attributes to offset income tax liabilities in the U.S. The foreign tax and minimal U.S. tax expense drove the 5% and 6% non-GAAP tax rate for the six-month period ended January 31, 2025 and the fiscal year ended July 31, 2024, respectively.

Going forward, the Company respectfully advises the Staff that the Company plans to transition its disclosures in future filings to reflect a long-term projected non-GAAP tax rate, which we currently estimate to be 19%-25%. We believe a long-term projected tax rate better aligns with the non-GAAP measure of profitability, better reflects our long-term tax structure, reduces volatility of the non-GAAP tax rate, and provides better consistency across reporting periods. The non-GAAP long-term projected tax rate will be computed inclusive of both current and deferred income taxes consistent with Question 102.11 of the Non-GAAP C&DIs. We will disclose the use of a long-term projected tax rate in future filings, and the filings will include an explanation with respect to the long-term rate.

* * *

If the Staff has any further questions or comments concerning the Company’s response, please do not hesitate to contact me at rukmini.sivaraman@nutanix.com.

Sincerely,

NUTANIX, INC.

/s/ Rukmini Sivaraman
Rukmini Sivaraman
Chief Financial Officer

cc: Rajiv Ramaswami, President and Chief Executive Officer, Nutanix, Inc.
Brian Martin, Chief Legal Officer, Nutanix, Inc.
Prairie Padilla, VP, Corporate Controller, Nutanix, Inc.
Raymond Hum, VP and Deputy General Counsel, Nutanix, Inc.